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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 4)

LAUREATE EDUCATION, INC.
(Name of the Issuer)

Laureate Education, Inc.
Douglas L. Becker
R. Christopher Hoehn-Saric
Steven M. Taslitz
Eric D. Becker
Sterling Capital Partners II, L.P.
KKR 2006 Limited
L Curve Sub Inc.
M Curve Sub Inc.
Wengen Alberta, Limited Partnership
Bregal Europe Co-Investment L.P.
Citigroup Private Equity LP
S.A.C. Capital Management, LLC
Snow, Phipps & Guggenheim, LLC
Sterling Laureate, LP
Sterling Laureate Executives Fund, LP
Sterling Laureate Rollover, LP
Sterling Capital Partners III, L.P.
(Name of Person(s) Filing Statements)

Common Stock, par value $.01 per share
(Title of Class of Securities)

518613104
(CUSIP Number of Class of Securities)

Robert W. Zentz, Esq.
Senior Vice President and General Counsel
Laureate Education, Inc.
1001 Fleet Street
Baltimore, Maryland 21202
(410) 843-8043
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

Copies to:

R.W. Smith, Jr., Esq. Jason C. Harmon, Esq. DLA Piper US LLP 6225 Smith Avenue Baltimore, MD 21209 (410) 580-3000	Jeffrey R. Patt Katten Muchin Rosenman LLP 525 West Monroe Chicago, IL 60661 (312) 902-5200	David J. Sorkin, Esq. Ellen R. Patterson, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$3,418,956,652	$104,962

*
The transaction value was determined based upon the sum of (a) $62.00 per share of 52,030,187 shares of the Company's Common Stock, (b) $60.50 per share of 166,000 shares of the Company's Common Stock underlying performance share units and (c) $62.00 minus the weighted average exercise price of $24.57 per share underlying options to purchase 4,890,250 shares of the Company's Common Stock, all with an exercise price of less than $62.00.

**
The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.0000307.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $106,438
Form or Registration No.: Schedule TO-T
Filing Party: L Curve Sub Inc., M Curve Sub Inc. and other filers.
Date Filed: June 8, 2007

Note: Pursuant to Rule 0-11(a)(2), the amount of filing fee is offset by (a) an amount of $102,439 that was previously paid in connection with the Preliminary Schedule 14A filed on March 16, 2007 and (b) an amount of $3,999 that was previously paid in connection with the Schedule TO-T filed on June 8, 2007.

INTRODUCTION

        This Amendment No. 4 (this "Amendment No. 4") to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto (as amended, the "Transaction Statement") is being filed with the Securities and Exchange Commission (the "SEC") by (i) Laureate Education, Inc., a Maryland corporation ("Laureate" or the "Company"), the issuer of the common stock that is subject to the Rule 13e-3 transaction and (ii) the individuals and other entities listed on the cover page of this Transaction Statement (collectively, the "Filing Persons").

        The Transaction Statement relates to the Amended and Restated Agreement and Plan of Merger, dated as of June 3, 2007, by and among Wengen Alberta, Limited Partnership, an Alberta limited partnership ("Parent"), L Curve Sub Inc. ("L Curve"), a Maryland corporation and a direct subsidiary of Parent, and the Company (the "Merger Agreement"). The Merger Agreement provides that in accordance with the Maryland General Corporation Law, L Curve will be merged with and into Laureate (the "Merger"). Following the consummation of the Merger, Laureate will continue as the surviving corporation and will be a direct wholly-owned subsidiary of Parent. At the effective time of the Merger, each issued and outstanding share of Laureate common stock (other than shares that are to be canceled pursuant to the Merger Agreement or are to otherwise remain outstanding pursuant to the terms of the Merger Agreement) will be converted into the right to receive $62.00 in cash less any applicable withholding taxes. Parent has advised the Company that immediately prior to the Merger, M Curve Sub, Inc., a Maryland corporation and a direct subsidiary of Parent ("M Curve"), will merge with and into L Curve, with L Curve as the surviving corporation in that merger.

        As permitted by General Instruction F to the Schedule 13e-3, the information set forth in the Transaction Statement, as amended by this Amendment No. 4, including all appendices, schedules, exhibits, and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 15 of the Transaction Statement. You should read this Amendment No. 4 together with the Transaction Statement. All information contained in the Transaction Statement concerning the Filing Persons has been provided by such Filing Persons and not by any other Filing Person.

Item 1. Summary Term Sheet.

        The information incorporated by reference into Item 1 of the Transaction Statement is amended by adding the following thereto:

        At 5:00 p.m., New York City time, on Wednesday, July 18, 2007, the subsequent offering period relating to the offer by L Curve and M Curve to purchase at a price of $62.00 net per share in cash (subject to applicable withholding tax) without interest, all outstanding shares of the Company's common stock, on the terms and subject to the conditions specified in the offer to purchase dated June 8, 2007 and related letter of transmittal (which, together with any supplements or amendments, collectively constitute the "Offer") expired. Based on preliminary information from American Stock Transfer & Trust Company, the depositary for the Offer, stockholders of the Company had tendered 15,858,125 shares of the Company's common stock (including shares tendered pursuant to the guaranteed delivery procedures) during the subsequent offering period relating to the Offer. Combined with the shares of the Company's common stock tendered during the initial offering period relating to the Offer, a total of 46,524,370 shares of the Company's common stock were tendered pursuant to the Offer, which represents approximately 89% of the currently outstanding shares.

        L Curve and M Curve intend to exercise the "top-up option" granted pursuant to the Merger Agreement pursuant to which the Company has agreed to issue newly issued shares of the Company's common stock to L Curve and its assignee in an amount sufficient to achieve 90% ownership and permit the completion of a "short-form" merger under applicable Maryland law, without a vote of the stockholders of the Company. Accordingly, L Curve and M Curve will acquire the remaining shares of the Company's common stock in a "short-form" merger in which all remaining stockholders of the Company who did not tender their shares in the Offer will receive the same $62.00 per share in cash paid in the Offer.

        The full text of the press release announcing the expiration of the subsequent offering period relating to the Offer and the completion of the Offer is filed as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Item 2. Subject Company Information.

        (1)   The information incorporated by reference into Item 2 of the Transaction Statement is amended by adding the amendment contained in Item 1, which is hereby incorporated by reference into this Item 2 of the Transaction Statement.

        (2)   The information incorporated by reference into Item 2 of the Transaction Statement is further amended by adding the following thereto:

        On July 9, 2007, L Curve and M Curve accepted for purchase 25,458,881 and 5,207,364, respectively, shares of the Company's common stock that were tendered by the Company's stockholders in the initial offering period relating to the Offer. During the subsequent offering period relating to the Offer, which commenced on July 9, 2007 and expired at 5:00 p.m., New York City time, on July 18, 2007, M Curve accepted for purchase 15,858,125 shares of the Company's common stock.

Item 4. Terms of the Transaction.

        The information incorporated by reference into Item 4 of the Transaction Statement is amended by adding the amendment contained in Item 1, which is hereby incorporated by reference into this Item 4 of the Transaction Statement.

Item 11. Interests in Securities of the Subject Company

        (1)   The information incorporated by reference into Item 11 of the Transaction Statement is amended by adding the amendment contained in Item 1, which is hereby incorporated by reference into this Item 11 of the Transaction Statement.

        (2)   The information incorporated by reference into Item 11 of the Transaction Statement is further amended by the amendment contained in numbered point 2 of Item 2, which is hereby incorporated by reference into this Item 11 of the Transaction Statement.

Item 15. Additional Information.

        The information incorporated by reference into Item 15 of the Transaction Statement is amended by adding the amendment contained in Item 1, which is hereby incorporated by reference into this Item 15 of the Transaction Statement.

Item 16. Exhibits.

        Item 16 of the Transaction Statement is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description
(a)(5)(A)	Press Release announcing the expiration of the subsequent offering period and completion of the tender offer, dated July 19, 2007 (incorporated by reference to Exhibit (a)(5)(F) of Amendment No. 5 to the Schedule TO of L Curve Sub Inc. and M Curve Sub Inc, and the other parties thereto filed with the SEC on July 19, 2007).

SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated July 20, 2007

LAUREATE EDUCATION, INC.
By:	/s/ Robert W. Zentz
Name:	Robert W. Zentz
Title:	Senior Vice President and General Counsel
DOUGLAS L. BECKER
/s/ Douglas L. Becker
R. CHRISTOPHER HOEHN-SARIC
/s/ R. Christopher Hoehn-Saric
STEVEN M. TASLITZ
/s/ Steven M. Taslitz
ERIC D. BECKER
/s/ Eric D. Becker
STERLING CAPITAL PARTNERS II, L.P.
By:	SC Partners II, L.P., its general partner
By:	Sterling Capital Partners II, LLC, its general partner
By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Senior Managing Director

KKR 2006 LIMITED
By:	/s/ Henry R. Kravis
Name:	Henry R. Kravis
Title:	Director
L CURVE SUB INC.
By:	/s/ Jonathan Smidt
Name:	Jonathan Smidt
Title:	Vice President and Secretary
M CURVE SUB INC.
By:	/s/ Jonathan Smidt
Name:	Jonathan Smidt
Title:	Vice President and Secretary
WENGEN ALBERTA, LIMITED PARTNERSHIP
By:	Wengen Investments Limited, its general partner
By:	/s/ Jonathan Smidt
Name:	Jonathan Smidt
Title:	Director

BREGAL EUROPE CO-INVESTMENT L.P.
By:	Bregal General Partner Jersey Limited, its general partner
By:	/s/ Paul A. Bradshaw
Name:	Paul A. Bradshaw
Title:	Director
CITIGROUP PRIVATE EQUITY LP
By:	/s/ Todd E. Benson
Name:	Todd E. Benson
Title:	Authorized Signatory
S.A.C. CAPITAL MANAGEMENT, LLC
By:	/s/ Peter Nussbaum
Name:	Peter Nussbaum
Title:	Authorized Signatory
SNOW, PHIPPS & GUGGENHEIM, LLC
By:	/s/ Ian K. Snow
Name:	Ian K. Snow
Title:	Authorized Signatory

STERLING LAUREATE, LP
By:	/s/ Tom D. Wippman
Name:	Tom D. Wippman
Title:	Authorized Signatory
STERLING LAUREATE EXECUTIVES FUND, LP
By:	/s/ Tom D. Wippman
Name:	Tom D. Wippman
Title:	Authorized Signatory
STERLING LAUREATE ROLLOVER, LP
By:	/s/ Tom D. Wippman
Name:	Tom D. Wippman
Title:	Authorized Signatory
STERLING CAPITAL PARTNERS III, L.P.
By:	SC Partners III, L.P., its general partner
By:	Sterling Capital Partners III, LLC, its general partner
By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Senior Managing Director

Exhibit Index

(a)(1)	Solicitation/Recommendation Statement on Schedule 14D-9, as amended, filed with the Securities and Exchange Commission (the "SEC") on June 8, 2007 and incorporated herein by reference herein*
(a)(2)	Letter to Stockholders of Laureate Education, Inc., dated June 8, 2007 and incorporated herein by reference to the Schedule 14D-9 filed with the SEC on June 8, 2007*
(a)(3)	Press release issued by the Company on June 4, 2007 and incorporated herein by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the SEC on June 4, 2007*
(a)(4)
Offer to Purchase dated as of June 8, 2007 and incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Laureate Education, Inc. with the SEC on June 8, 2007 (the "Schedule TO")*
(a)(5)	Letter of Transmittal, incorporated herein by reference to Exhibit (a)(1)(B) of the Schedule TO*
(a)(5)(A)
Press Release announcing the expiration of the subsequent offering period and completion of the tender offer dated July 19, 2007 incorporated by reference to Exhibit (a)(5)(F) of Amendment No. 5 to the Schedule TO of L Curve Sub Inc. and M Curve Sub Inc., and the other parties thereto filed with the SEC on July 19, 2007.
(a)(6)	Notice of Guaranteed Delivery, incorporated herein by reference to Exhibit (a)(1)(C) of the Schedule TO*
(a)(7)	Letter from Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to Exhibit (a)(1)(D) of the Schedule TO*
(a)(8)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to Exhibit (a)(1)(E) of the Schedule TO*
(a)(9)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated herein by reference to Exhibit (a)(1)(F) of the Schedule TO*
(a)(10)	Summary Advertisement as published on June 8, 2007, incorporated herein by reference to Exhibit (a)(1)(G) of the Schedule TO*
(a)(11)	Tender Offer Instruction Form, incorporated herein by reference to Exhibit (a)(1)(H) of the Schedule TO*
(a)(12)	Notice to Participants in the Laureate Education, Inc. 401(k) Retirement Savings Plan, incorporated herein by reference to Exhibit (a)(5)(A) of the Schedule TO*
(a)(13)
Frequently Asked Questions ("FAQ") Regarding the Tender Offer for Laureate Education, Inc. Shares Credited to 401(k) Plan Accounts, incorporated herein by reference to Exhibit (a)(5)(B) of the Schedule TO*
(a)(14)	Press release announcing completion of the Offer and commencement of the subsequent offering period dated July 9, 2007, incorporated herein by reference to Exhibit (a)(5)(E) of the Schedule TO*
(a)(15)
Letter to Stockholders of Laureate Education, Inc., incorporated herein by reference to the Information Statement on Schedule 14C filed by Laureate Education, Inc. with the SEC on July 13, 2007 (as amended, the "Information Statement")*
(a)(16)	Notice of Special Meeting of the Stockholders of Laureate Education, Inc., incorporated herein by reference to the Information Statement*

(a)(17)	Information Statement, incorporated herein by reference to the Information Statement*
(b)(1)
Debt Commitment Letter, dated as of June 3, 2007, among L Curve Sub Inc., and Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., Credit Suisse, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc., incorporated herein by reference to Exhibit (b)(1) of the Schedule TO*
(c)(1)
Fairness Opinion of Morgan Stanley & Co. dated January 28, 2007, incorporated herein by reference to Exhibit (c)(1) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007 dated January 28, 2007*
(c)(2)
Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith dated January 28, 2007 incorporated herein by reference to Exhibit (c)(2) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007*
(c)(3)	Presentation of Morgan Stanley & Co. dated January 28, 2007 incorporated herein by reference to Exhibit (c)(3) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007*
(c)(4)
Presentation of Merrill Lynch, Pierce, Fenner & Smith dated January 28, 2007 incorporated herein by reference to Exhibit (c)(4) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007*
(c)(5)	Fairness Opinion of Morgan Stanley & Co., dated June 2, 2007, incorporated herein by reference to Exhibit (c)(5) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007*
(c)(6)
Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith, dated June 2, 2007, incorporated herein by reference to Exhibit (c)(6) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007*
(c)(7)
Presentation of Morgan Stanley & Co. Incorporated herein to the Special Committee of the Board of Directors of Laureate Education, Inc., dated June 2, 2007 incorporated herein by reference to Exhibit (c)(7) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007*
(c)(8)
Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated herein to the Special Committee of the Board of Directors of Laureate Education, Inc., dated June 2, 2007 incorporated herein by reference to Exhibit (c)(8) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007*
(d)(1)
Amended and Restated Agreement and Plan of Merger, dated June 3, 2007, by and among Laureate Education, Inc., Wengen Alberta, Limited Partnership and L Curve Sub Inc. (incorporated herein by reference to the Company's Current Report on Form 8-K filed with the SEC on June 4, 2007)*
(d)(2)	Rollover Letter, dated June 3, 2007, between Douglas L. Becker and Wengen Alberta, Limited Partnership incorporated herein by reference to Exhibit (d)(2) of the Schedule TO)*
(d)(3)
Amended and Restated Interim Investors Agreement, dated June 3, 2007, by and between Wengen Alberta, Limited Partnership and the parties listed on the signature pages thereto incorporated herein by reference to Exhibit (d)(3) of the Schedule TO*

(d)(4)
Voting Agreement, dated June 3, 2007, by and among Wengen Alberta, Limited Partnership, Douglas Becker, Steven Taslitz, Jill Becker, Eric Becker, R. Christopher Hoehn-Saric, John Miller, Bruce Goldman, Rick Elfman, Therese Wareham, KJT Gift Trust, Merrick Elfman Gift Trust, LGG Gift Trust, Goldman Family Gift Trust, The Irrevocable BBHT II IDGT and Irrevocable Grantor Retained Annuity Trust No. 11 incorporated herein by reference to Exhibit (d)(4) of the Schedule TO)*
(d)(5)	Rollover Letter, dated June 3, 2007, between The Irrevocable BBHT II IDGT and Wengen Alberta, Limited Partnership incorporated herein by reference to Exhibit (d)(5) of the Schedule TO*
(d)(6)
Rollover Letter, dated June 3, 2007, between Irrevocable Grantor Retained Annuity Trust No. 11 and Wengen Alberta, Limited Partnership incorporated herein by reference to Exhibit (d)(6) of the Schedule TO*
(d)(7)	Rollover Letter, dated June 3, 2007, between KJT Gift Trust and Wengen Alberta, Limited Partnership incorporated herein by reference to Exhibit (d)(7) of the Schedule TO*
(d)(8)	Rollover Letter, dated June 3, 2007, between Steven Taslitz and Wengen Alberta, Limited Partnership incorporated herein by reference to Exhibit (d)(8) of the Schedule TO*
(d)(9)
Commitment letter dated June 3, 2007, among R. Christopher Hoehn-Saric, Eric Becker, Jill Becker and Wengen Alberta, Limited Partnership incorporated herein by reference to Exhibit (d)(9) of the Schedule TO*
(d)(10)	Form of Tender incorporated herein by reference to Exhibit (d)(10) of the Schedule TO*
(d)(11)
Tender Agreement, dated as of June 3, 2007, by and between Wengen Alberta, Limited Partnership and Ackerman-Walden Limited Partnership incorporated herein by reference to Exhibit (d)(11) of the Schedule TO*
(d)(12)	Rollover Letter, dated June 3, 2007, between Sterling Laureate Rollover, LP and Wengen Alberta, Limited Partnership incorporated herein by reference to Exhibit (d)(12) to the Schedule TO*
(d)(13)
Amendment No. 1 to the Voting Agreement, dated July 3, 2007, by and among Wengen Alberta, Limited Partnership, Douglas Becker, Steven Taslitz, Jill Becker, Eric Becker, R. Christopher Hoehn-Saric, John Miller, Bruce Goldman, Rick Elfman, Therese Wareham, KJT Gift Trust, Merrick Elfman Gift Trust, LGG Gift Trust, Goldman Family Gift Trust, The Irrevocable BBHT II IDGT and Irrevocable Grantor Retained Annuity Trust No. 11 incorporated herein by reference to the Information Statement*
(e)(1)
Form of Retention Agreement between Laureate Education, Inc. and the Executive party thereto incorporated herein by reference to Exhibit (e)(1) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007*
(e)(2)
Confidentiality and Non-Disclosure Agreement dated August 17, 2006 between Laureate Education, Inc. and Sterling Capital Partners II incorporated herein by reference to Exhibit (e)(2) on the Schedule 13E-3 filed with the SEC by Laureate Education, Inc. on June 8, 2007 dated January 28, 2007*
(f)	None
(g)	None

*
Previously filed

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INTRODUCTION
SIGNATURES
Exhibit Index